UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-38523

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: December 31, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Charah Solutions, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

12601 Plantside Drive
Address of Principal Executive Office (Street and Number)

Louisville, KY 40299
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Charah Solutions, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “Annual Report”) in a timely manner without unreasonable effort and expense due to its limited resources of financial reporting and accounting personnel resulting in the need for additional time to close its books and records, complete its financial statement preparation and finalize its review procedures. The additional time required will be used in connection with, among other items: (i) the assessment of the effectiveness of the Company’s internal control over financial reporting for the period covered by the Annual Report and the evaluation of the potential impacts to the financial statements resulting from this assessment; and (ii) the completion of financial projections, supporting documentation, and alternative sources of funding, considering the current absence of borrowing capacity available to the Company, to conclude on matters such as the assessment of the Company’s property and equipment and right-of-use assets for potential impairment and the evaluation of the Company’s ability to continue as a going concern. Based on currently available information, the Company expects to report material weaknesses in the Company’s internal control over financial reporting.
The Company anticipates that it will file its Annual Report as soon as reasonably possible.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Jonathan T Batarseh	502	245-1353

	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

		x Yes	No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

		x Yes	No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report revenue of approximately $295 million for the year ended December 31, 2022 as compared to revenue of $293 million for the year ended December 31, 2021.

The Company expects to report a net loss attributable to common stockholders of approximately $122 million for the year ended December 31, 2022 as compared to a net loss of $15 million for the year ended December 31, 2021. The increase in net loss can be attributable to (i) a decrease in gross profit primarily driven by supply chain and logistics issues that impacted two long-term beneficial use projects, increases in estimated costs to complete on certain construction projects, and net project completions and activity that resulted in lower gross profit; (ii) an increase in impairment charges on the Company’s intangible assets; (iii) the absence of the gain on a sales-type lease, (iv) a decrease in gains on sales of real estate, property and equipment, net resulting from a decrease in real estate and scrap sales; (v) an increase in other operating expense from Environmental Risk Transfer services resulting from the commencement of operations at the Avon Lake and Cheswick projects; and (vi) an increase in interest expense, net primarily driven by higher debt balances, a higher weighted-average cost of capital associated with equipment financing and an increase in amortization of debt issuance costs.

The Company believes that its results contained herein are materially correct; however, because the Company’s closure of its books and records and the compilation and review of the financial statements, including the completion of the activities as identified in Part III, are ongoing, there can be no assurance that the financial and accounting information referred to in this filing will not change upon completion of the audit and filing of the Company’s Annual Report on Form 10-K.

Charah Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 30, 2023	CHARAH SOLUTIONS, INC.
	By:	/s/ Jonathan T. Batarseh
Name: Jonathan T. Batarseh
Title: Chief Executive Officer and President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).